UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

On Deck Capital, Inc.

(Name of Issuer)

COMMON STOCK, $0.005 PAR VALUE PER SHARE

(Title of Class of Securities)

682163100

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 682163100

1.	Names of reporting persons Sapphire Ventures Fund I, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 5,686,354
	6.	Shared voting power
	7.	Sole dispositive power 5,686,354
	8.	Shared dispositive power
9.	Aggregate amount beneficially owned by each reporting person 5,686,354
10.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row 9 8.6%[1]
12.	Type of reporting person PN

1	The percent of class was calculated based on 66,160,636 shares of common stock outstanding after the Issuer’s initial public offering, as reported in the Issuer’s registration statement on Form S-1/A filed with the Securities and Exchange Commission on December 15, 2014.

CUSIP No. 682163100

1.	Names of reporting persons Sapphire Ventures (GPE) I, L.L.C.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 5,686,354
	6.	Shared voting power
	7.	Sole dispositive power 5,686,354
	8.	Shared dispositive power
9.	Aggregate amount beneficially owned by each reporting person 5,686,354
10.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row 9 8.6%[1]
12.	Type of reporting person OO

1	The percent of class was calculated based on 66,160,636 shares of common stock outstanding after the Issuer’s initial public offering, as reported in the Issuer’s registration statement on Form S-1/A filed with the Securities and Exchange Commission on December 15, 2014.

CUSIP No. 682163100

1.	Names of reporting persons Nino Nikola Marakovic
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 5,686,354
	6.	Shared voting power
	7.	Sole dispositive power 5,686,354
	8.	Shared dispositive power
9.	Aggregate amount beneficially owned by each reporting person 5,686,354
10.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row 9 8.6%[1]
12.	Type of reporting person IN

1	The percent of class was calculated based on 66,160,636 shares of common stock outstanding after the Issuer’s initial public offering, as reported in the Issuer’s registration statement on Form S-1/A filed with the Securities and Exchange Commission on December 15, 2014.

CUSIP No. 682163100

Item 1.	Issuer

(a)	Name of Issuer:

On Deck Capital, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

1400 Broadway, 25th Floor

New York, NY 10018

Item 2.	Filing Person

(a) – (c)	Name of Persons Filing; Address; Citizenship:

This statement is being filed by Sapphire Ventures Fund I, L.P. (“Fund I”); Sapphire Ventures (GPE) I, L.L.C. (“Sapphire GP”), which is the general partner of Fund I; and Nino Nikola Marakovic (“Marakovic”), who is a managing member of Sapphire GP. The persons named in this paragraph are referred to herein as a “Reporting Person” and collectively as the “Reporting Persons”.

The address of the principal business office of the Reporting Persons is 3408 Hillview Avenue, Bldg. 5, Palo Alto, CA 94304.

Fund I is a limited partnership organized under the laws of the State of Delaware. Sapphire GP is a limited liability company organized under the laws of the State of Delaware. Marakovic is an individual who is a citizen of the United States.

(d)	Title of Class of Securities:

Common Stock, $0.005 par value per share (the “Common Stock”)

(e)	CUSIP Number: 682163100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

(a) and (b)	Amount beneficially owned:

Fund I may be deemed to beneficially own 5,686,354 shares held directly by and on behalf of a private investment limited liability company that is a wholly-owned subsidiary of Fund I, representing 8.6% of the Common Stock of the Issuer.

As the general partner of Fund I, Sapphire GP may be deemed to beneficially own the 5,686,354 shares beneficially owned by Fund I.

In his capacity as a managing member of Sapphire GP, Marakovic may be deemed to beneficially own the 5,686,354 shares beneficially owned by Fund I. Marakovic specifically disclaims beneficial ownership of such shares and nothing contained in this report shall be deemed to be an admission to the contrary.

(c)	Number of shares as to which such person has:

	Number of Shares of Common Stock
Reporting Person	(i)	(ii)	(iii)	(iv)

Sapphire Ventures Fund I, L.P.	5,686,354	0	5,686,354	0
Sapphire Ventures (GPE) I, L.L.C.	5,686,354	0	5,686,354	0
Nino Nikola Marakovic	5,686,354	0	5,686,354	0

(i)	Sole power to vote or direct the vote

(ii)	Shared power to vote or to direct the vote

(iii)	Sole power to dispose or to direct the disposition of

(iv)	Shared power to dispose or to direct the disposition of

The percent of class was calculated based on 66,160,636 shares of common stock outstanding after the Issuer’s initial public offering, as reported in the Issuer’s registration statement on Form S-1/A filed with the Securities and Exchange Commission on December 15, 2014.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See Item 2 and Item 4. Sapphire Ventures, LLC, the management company affiliate of Sapphire GP, is a registered investment adviser and acts as an investment adviser to certain private investment limited partnerships, including Fund I, and a wholly-owned limited liability company subsidiary of Fund I. The shares reported on this statement on Schedule 13G as being beneficially owned by Fund I are directly held by such subsidiary.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2015

SAPPHIRE VENTURES FUND I, L.P.

By:	Sapphire Ventures (GPE) I, L.L.C., its General Partner

	By:	/s/ Dave Hartwig
	Name:	Dave Hartwig
	Title:	Managing Member

	By:	/s/ Jayendra Das
	Name:	Jayendra Das
	Title:	Managing Member

SAPPHIRE VENTURES (GPE) I, L.L.C.

	By:	/s/ Dave Hartwig
	Name:	Dave Hartwig
	Title:	Managing Member

	By:	/s/ Jayendra Das
	Name:	Jayendra Das
	Title:	Managing Member

NINO NIKOLA MARAKOVIC

/s/ Nino Nikola Marakovic

Exhibit A

Joint Filing Agreement

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: February 17, 2015

SAPPHIRE VENTURES FUND I, L.P.

By:	Sapphire Ventures (GPE) I, L.L.C., its General Partner

	By:	/s/ Dave Hartwig
	Name:	Dave Hartwig
	Title:	Managing Member

	By:	/s/ Jayendra Das
	Name:	Jayendra Das
	Title:	Managing Member

SAPPHIRE VENTURES (GPE) I, L.L.C.

	By:	/s/ Dave Hartwig
	Name:	Dave Hartwig
	Title:	Managing Member

	By:	/s/ Jayendra Das
	Name:	Jayendra Das
	Title:	Managing Member

NINO NIKOLA MARAKOVIC

/s/ Nino Nikola Marakovic